Quaker Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 10, 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quaker Investment Trust (the “Trust”) File Nos.: 033-38074 and 811-06260

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your oral comments and suggestions of November 27, 2013, to the Trust’s Preliminary Proxy Statement on Schedule 14A filed on behalf of its series, Quaker Akros Absolute Return Fund and Quaker Small-Cap Growth Tactical Allocation Fund (each a “Fund”, and together, the “Funds”).  The Preliminary Proxy Statement was filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, for the purpose of soliciting shareholder approval to liquidate each of the Funds.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff (“the Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.  Staff Comment: On page 3 of the Proxy Statement, in the last full paragraph beginning, “Under the Plan, the Fund’s assets will be liquidated at market prices…”, please confirm that “market prices” means net asset value.

Response:  The disclosure referenced above describes the price at which the portfolio securities and other assets of each Fund will be valued in order for each Fund to liquidate and redeem its shares to its respective shareholders.  When the shares of a Fund are redeemed, the shares will be redeemed at their net asset value.  However, in order to make such redemptions to its shareholders, each Fund will liquidate its respective assets at market prices.  “Market prices”, therefore, refers to the value at which the assets of the Fund will be liquidated, rather than the value at which shares of a Fund will be redeemed.

2.  Staff Comment: In “Option 2”, on page 4 of the Proxy, and on page 8 in the section describing redemption or exchange of Fund shares, please state whether shares exchanged for shares  of other Funds in the Trust will be subject to any applicable sales load and include clarifying disclosure in the Proxy.

Response:  As disclosed in the Funds’ statutory prospectus, generally, shareholders may exchange shares of a Fund for the same share class of any other Fund of the Trust without incurring any additional sales charge.  This disclosure has been added to both the “Option 2” disclosure on page 4, as well as the disclosure regarding redemption and exchange of Fund shares on page 8.

3. Staff Comment: On page 5 of the Proxy, in the section entitled “Liquidating Distribution”, in the event that the Board is unable to make distributions to all of the shareholders of each Fund, please clarify whether the Board “may” or “will” create trusts in order to deposit any of a Fund’s remaining assets in trust for the benefit of the shareholders that cannot be located.

Response:  The Trust confirms that such trusts will be created and has revised the Proxy disclosure accordingly.

4. Staff Comment:  On page 8, in the second paragraph of the disclosure regarding redemption or exchange of Fund shares, please give greater prominence to the disclosure regarding the effect of a large number of redemptions or exchanges prior to a Fund’s liquidation on remaining shareholders.

Response: The Trust has revised this disclosure to appear in bold lettered font in the Proxy.

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We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Sincerely,

Quaker Investment Trust

/s/ Timothy Richards
Timothy Richards
Chief Compliance Officer

cc:           Jonathan Kopcsik, Esq., Stradley Ronon Stevens & Young, LLP